Exhibit 99.47

[Sandstorm Gold Logo]	News Release

Sandstorm Gold Announces 13.00 Meters @ 33.63 g/t Au Including 4.00 Meters @ 104.83 g/t Au at Luna Gold’s Aurizona Mine

Vancouver, British Columbia, November 7, 2011 – Sandstorm Gold Ltd. (“Sandstorm”) (TSX-V: SSL) is pleased to announce that Luna Gold Corp. (“Luna”) (TSX-V: LGC) has reported additional positive assay results from the recently completed drilling program at the Aurizona Mine. Significant mineralized intercepts from the 22 new holes are:

•	68.00 metres @ 2.46 g/t Au including 11.00 metres @ 6.02 g/t Au and 3.00 metres @ 5.04 g/t Au in BRAZD368
•	50.00 metres @ 3.87 g/t Au including 7.00 metres @ 8.47 g/t Au and 1.00 metre @ 53.30 g/t Au in BRAZD360
•	13.00 metres @ 33.63 g/t Au including 4.00 metres @ 104.83 g/t Au in BRAZD367

Sandstorm President & CEO Nolan Watson commented, “The reported drill results from Luna’s 40,000 metre drill program have been excellent and we look forward to the resource update in Q4, 2011.”

Of the current 40,000 metre drill program, which commenced in August 2010, assays from 94 diamond drill holes totaling 24,577 metres have been received and samples from 40 additional holes are currently at the assay lab with the assays expected to be delivered within 15 days. Today’s assay results are for 22 drill holes totaling 5,088 metres drilled on 12 sections covering a strike extent of 3.1 kilometres of the Piaba deposit. In two holes, core was not recovered from surface. Significant mineralized intercepts from holes drilled across the deposit are tabulated below.

In accordance with Sandstorm’s gold purchase agreement with Luna, Sandstorm is entitled to purchase 17% of the life of mine gold produced from the Aurizona Mine at a per ounce price equal to the lesser of US$400 and the then prevailing market price.

SECTION	HOLE ID	AZI	DIP	START DEPTH (M)	END DEPTH (M)	FROM (M)	TO (M)	INT (M)	AU (G/T) UNCAPPED
1200E	BRAZD381	168	-74	0.00	137.10	22.00	26.00	4.00	3.17
1100E	BRAZD368	168	-81	0.00	356.54	192.00	224.00	32.00	1.75
					Including	210.00	222.00	12.00	3.10
						228.00	296.00	68.00	2.46
					Including	230.00	241.00	11.00	6.02
					And	263.00	266.00	3.00	5.04
					And	283.50	285.00	1.50	14.56
	BRAZD383	168	-65	0.00	193.71	98.00	104.00	6.00	1.12
						119.00	126.00	7.00	1.09
						132.00	135.00	3.00	1.56
1000E	BRAZD363	168	-73	0.00	295.76	No significant Intercepts
0900E	BRAZD362	168	-69	0.00	280.11	4.00	10.00	6.00	1.14
						202.00	217.00	15.00	1.21
						224.00	228.00	4.00	1.02
	BRAZD369	168	-61	0.00	234.17	8.00	14.00	6.00	1.81
						132.00	138.00	6.00	1.62
						141.00	172.00	31.00	2.65
					Including	158.00	159.00	1.00	6.32
					And	171.00	172.00	1.00	54.10
	BRAZD375	168	-50	0.00	183.22	8.00	14.00	6.00	1.01
						104.00	127.00	23.00	2.14
					Including	110.00	114.00	4.00	7.96
					And	119.00	120.00	1.00	5.36
0800E	BRAZD356	168	-80	0.00	308.02	4.00	12.00	8.00	1.03
						94.00	96.00	2.00	1.09
						168.00	170.00	2.00	2.37
						204.00	206.00	2.00	1.03
0700E	BRAZD359	168	-80	0.00	344.69	82.00	84.00	2.00	3.94
	BRAZD370	168	-76	0.00	261.20	No significant Intercepts
0400E	BRAZD374	168	-71	50.00	347.61	194.00	206.00	12.00	1.27
					Including	198.00	200.00	2.00	5.28
0600W	BRAZD360	168	-50	50.00	253.72	100.00	132.00	32.00	1.93
					Including	110.00	118.00	8.00	3.18
					And	126.00	128.00	2.00	12.80
						157.00	165.00	8.00	1.07
					Including	163.00	164.00	1.00	4.16
						169.00	219.00	50.00	3.87
					Including	185.00	192.00	7.00	8.47
					And	206.00	207.00	1.00	53.30
1600W	BRAZD358	168	-85	0.00	281.74	217.00	234.00	17.00	3.14
					Including	224.00	228.00	4.00	6.44
					And	231.50	232.00	0.50	13.70
	BRAZD365	168	-77	0.00	154.39	92.00	98.00	6.00	1.15
						102.00	110.00	8.00	1.00
						116.00	139.00	23.00	1.00
					Including	126.00	127.00	1.00	3.55
	BRAZD367	168	-50	0.00	120.06	34.00	36.00	2.00	7.62
						50.00	70.00	20.00	2.47
					Including	58.00	60.00	2.00	12.40
						73.00	86.00	13.00	33.63
					Including	74.00	78.00	4.00	104.83

SECTION	HOLE ID	AZI	DIP	START DEPTH (M)	END DEPTH (M)	FROM (M)	TO (M)	INT (M)	AU (G/T) UNCAPPED
1700W	BRAZD361	168	-88	0.00	185.60	118.00	154.00	36.00	1.33
					Including	128.50	130.00	1.50	6.47
						137.00	141.00	4.00	3.45
	BRAZD364	168	-78	0.00	91.72	8.00	30.00	22.00	2.74
					Including	12.00	18.00	6.00	5.34
						36.00	44.00	8.00	1.14
						50.00	74.00	24.00	2.52
					Including	58.00	63.00	5.00	7.45
1800W	BRAZD366	168	-84	0.00	197.00	88.00	107.00	19.00	1.03
					Including	88.00	90.00	2.00	5.53
						122.00	135.00	13.00	3.32
					Including	127.00	127.50	0.50	58.20
						138.00	162.00	24.00	1.44
					Including	138.00	140.00	2.00	4.15
					And	151.00	151.50	0.50	14.70
					And	157.00	158.00	1.00	4.12
	BRAZD371	168	-62	0.00	131.20	97.00	101.00	4.00	1.58
	BRAZD376	168	-76	0.00	241.00	36.00	40.00	4.00	1.45
						150.00	170.00	20.00	1.80
					Including	156.00	157.00	1.00	5.12
					And	163.00	164.00	1.00	14.90
						177.00	198.00	21.00	2.01
					Including	177.00	179.00	2.00	11.98
					And	190.00	191.00	1.00	5.65
						226.00	228.00	2.00	1.41
1900W	BRAZD372	168	-77	0.00	271.90	34.00	36.00	2.00	3.72
						48.00	50.00	2.00	1.63
						118.00	120.00	2.00	1.09
	BRAZD379	168	-62	0.00	217.20	94.00	104.00	10.00	3.51

Table: Mineralized drill intercepts from the ongoing Aurizona resource drill program. Intervals are calculated as composites using a 0.30 gram/tonne Au cut-off and maximum 2 meter internal waste. True widths to be established. Intervals lower than 1.00 g/t Au are not shown.

Titus Haggan Ph.D., EurGeol Certified Professional Geologist #746, Luna’s VP Exploration is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has supervised the preparation of and reviewed the technical disclosure in this press release. Non-Qualified Persons currently work on Luna’s exploration programs under the guidance of Titus Haggan. Dr Haggan takes responsibility for work, information and advice generated by non-Qualified Persons and has taken the steps required to ensure that the work, information and advice is sound.

For more information visit the Luna website at http://www.lunagold.com.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, President and Chief Executive Officer

(604) 689-0234

Investor Relations Contact

Denver Harris

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.